SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )*

                              UNITED CAPITAL CORP.
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                       (Name of Subject Company (Issuer))

                              UNITED CAPITAL CORP.
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                       (Names of Filing Persons (Offeror))

                          COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)

                                   909912 1 07
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                      (CUSIP Number of Class of Securities)

                                 A.F. Petrocelli
                              United Capital Corp.
                                  9 Park Place
                           Great Neck, New York 11021
                                 (516) 466-6464
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky, LLP
                               65 East 55th Street
                                  Second Floor
                               New York, NY 10022
                            Telephone: (212) 451-2300
                            Facsimile: (212) 451-2222

                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
        Transaction Valuation*                    Amount of Filing Fee
              $24,500,000                              $2,883.65
---------------------------------------- ---------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 1,000,000 shares of common stock, par value $0.10 per share, at the maximum tender offer price of $24.50 per share and a minimum tender offer price of $23.50 per share in cash.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:                  Filing Party:
                        ---------------                -------------------------

Form or Registration No.:                Date Filed:
                          -------------              ---------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /  third-party tender offer subject to Rule 14d-1.

     /X/  issuer tender offer subject to Rule 13e-4.

     / /  going-private transaction subject to Rule 13e-3.

     / /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

     This Tender Offer Statement on Schedule TO relates to the tender offer by United Capital Corp. (the "Company" or "United Capital"), a Delaware corporation, to purchase up to 1,000,000 shares of its common stock, par value $0.10 per share (the "Common Stock"), or such lesser number of shares as are properly tendered at or below the purchase price. The Company is offering to purchase these shares at a price not greater than $24.50 per share nor less than $23.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. United Capital's offer is made on the terms and subject to the conditions set forth in the offer dated December 5, 2005 (the "Offer to Purchase"), and in the related letter of transmittal (the "Letter of Transmittal"), which as amended or supplemented from time to time, together constitute the Offer to Purchase.

     This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.


ITEM 1.  SUMMARY TERM SHEET.

     SECURITIES SOUGHT:       1,000,000 shares of Common Stock of United
                              Capital.

     PRICE OFFERED
     PER SHARE:               A price not in excess of $24.50 nor less than
                              $23.50 per share for each share of Common Stock.

     SCHEDULED                5:00 p.m., New York City time, on January, 10,
     EXPIRATION OF OFFER:     2006, unless the Offer to Purchase is extended.

     PURCHASER:               The Company


ITEM 2.  SUBJECT COMPANY INFORMATION.

The name of the issuer is United Capital Corp., Delaware corporation ("United Capital" or the "Company"), and the address and telephone number of its principal executive office is 9 Park Place, Great Neck, NY 11021, and the telephone number is (516) 466-6464. The information set forth in the Offer to Purchase is incorporated herein by reference.

The securities that are subject to this offer are the Company's common stock, par value $0.10 (the "Common Stock"). As of the date of this statement, there were 8,737,242 outstanding shares.

On November 25, 2005, the last reported sale price for the Company's common stock was $22.60 per share.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth under Item 3 above is incorporated herein by reference. United Capital is both the filing person and the subject company.

As required by General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or executive officers and/or controlling persons of United Capital:

A.F. Petrocelli             Director and Chairman, President and
                              Chief Executive Officer

Michael Lamoretti           Director and Vice President Real Estate Operations

Howard M. Lorber            Director

Robert M. Mann              Director

Anthony J. Miceli           Director, Vice President and Chief Financial Officer

Michael J. Weinbaum         Director and Vice President Real Estate Operations

The address of each director and/or executive officer listed above is c/o United Capital, 9 Park Place, Great Neck, NY 11021, and each such person's telephone number is (516) 466-6464.

ITEM 4.  TERMS OF THE TRANSACTION.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Item 4 of this Tender Offer Statement on Schedule TO.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Item 5 of this Tender Offer Statement on Schedule TO.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Item 6 of this Tender Offer Statement on Schedule TO.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Item 7 of this Tender Offer Statement on Schedule TO.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Item 8 of this Tender Offer Statement on Schedule TO.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Item 9 of this Tender Offer Statement on Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Item 10 of this Tender Offer Statement on Schedule TO. In addition, the information provided in the Company's Annual Report filed on Form 10-K is incorporated.

ITEM 11.  ADDITIONAL INFORMATION.

The Company has been advised that the Attilio and Beverly Petrocelli Foundation (the "Foundation"), a not for profit charitable organization whose directors consist of certain Petrocelli family members including Mr. A.F. Petrocelli, the Company's Chairman of the Board, Chief Executive Officer and President, intends to tender shares pursuant to the offer. Neither Mr. Petrocelli or any Petrocelli family member have any pecuniary interest in the shares held by the Foundation and they disclaim beneficial ownership of all shares held by the Foundation. The exact number of shares to be tendered by the Foundation in the offer has not been determined. The Company has not been advised that any executive officer or director will tender shares pursuant to the offering, however, certain executive officers or directors may also exercise options and/or tender shares pursuant to the Offer to Purchase.

ITEM 12.  EXHIBITS.

99(a)(1)(A)       Offer to Purchase, dated December, 2005

99(a)(1)(B)       Letter of Transmittal

99(a)(1)(C)       Notice of Guaranteed Delivery

99(a)(1)(D)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees, dated December 5, 2005

99(a)(1)(E)       Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees, dated December 5,
                  2005

99(a)(1)(F)       Letter to Stockholders from the Chairman, President and Chief
                  Executive Officer, dated December 5, 2005

99(a)(5) Press Release dated November 28, 2005 (Previously filed as an Exhibit to the Schedule TO on November 28, 2005).


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Information required by Schedule 13E-3 is not applicable.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                /s/ A.F. Petrocelli
                                                 A.F. Petrocelli
                                                 Chairman, President and
                                                 Chief Executive Officer


December 5, 2005